Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

October 11, 2019

VIA EDGAR

Mark Cowan

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Great-West Funds, Inc. (“Registrant”)

Post-Effective Amendment No. 168 to Registration Statement on Form N-1A

File Nos. 2-75503, 811-03364

Dear Mr. Cowan:

Filed herewith is post-effective amendment no. 168 (“Amendment No. 168”) to the above-referenced registration statement filed on behalf of Great-West Funds, Inc. (“Great-West Funds” or “Registrant”) pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”).

Amendment No. 168 reflects changes to the Registrant’s registration statement made in response to comments of the Commission staff (“Staff”) on post-effective amendment No. 163 to Great-West Funds’ registration statement, filed pursuant to Rule 485(a)(1) under the 1933 Act on June 14, 2019. Amendment No. 163 was filed to reflect the pending merger of the Great-West T. Rowe Price Equity Income Fund into the Great-West Putnam Equity Income Fund, the name change from Great-West Putnam Equity Income Fund to Great-West Large Cap Value Fund, and the addition of a new share class, Investor II Class shares, to the acquiring fund.

RESPONSES TO STAFF COMMENTS

Set forth below is each Staff comment on Amendment No. 163, communicated on July 9, 2019, followed by Great-West Funds’ response. Capitalized terms not defined in this letter have the meanings given them in the prospectus.

Comment No. 1

Cover Page. Staff notes Registrant will need to file new 485(a) to be accelerated prior to effective date of N-14.

Response

Registrant notes that Comment No. 1 is no longer applicable since the N-14 has already been declared effective.

Comment No. 2

Staff notes the new fund name should be reflected on Edgar along with the Investor II Class ticker.

Response

Comment complied with by updating Edgar with the Investor II Class ticker; the fund name will be updated in Edgar upon shareholder approval of the merger.

Comment No. 3

Annual Fund Operating Expenses, page 1. With regard to Footnote 2, Staff notes “Other Expenses” for a new class should generally be based on actual fund expenses. Please explain if there is an expense component unique to the new class that requires the footnote.

Response

Registrant notes the “Other Expenses” for the Acquiring Fund’s Investor II Class and Class L shares are estimated because neither class has commenced operations. The Acquiring Fund is not new, so estimates of Investor II Class and Class L expenses are based on the actual expenses of existing share classes of the Acquiring Fund adjusted to reflect the estimated assets of the Investor II Class and Class L shares. Registrant further notes the disclosure is the same as the disclosure in the Registrant’s registration statement on Form N-14.

Comment No. 4

Annual Fund Operating Expenses, page 1. With regard to Footnote 3, please specify which class is being referenced or whether it is applicable to all classes.

Response

Registrant notes Footnote 3 is applicable to all share classes and revised the footnote to state “GWCM has contractually agreed to waive management fees or reimburse expenses if total annual fund operating expenses of any Class exceed 0.61% of the Class’s average daily net assets, excluding Distribution and Service (12b-1) Fees, Shareholder Services Fees, brokerage expenses, taxes, dividend interest on short sales, interest expenses, and any extraordinary expenses, including litigation costs (the “Expense Limit”). The agreement’s current term ends on April 30, 2021 and automatically renews for one-year terms unless it is terminated by Great-West Funds or GWCM upon written notice within 90 days of the end of the current term or upon termination of the investment advisory agreement. Under the agreement, GWCM may recoup, subject to Board approval, these waivers and reimbursements in future periods, not exceeding three years following the particular waiver/reimbursement, provided Total Annual Fund Operating Expenses of the Class plus such recoupment do not exceed the lesser of the Expense Limit that was in place at the time of the waiver/reimbursement or the Expense Limit in place at the time of recoupment.”

Comment No. 5

Annual Fund Operating Expenses, page 1. With regard to Footnote 4, please clarify the Expense Cap will be permanent.

Response

Comment complied with by revising the disclosure. Registrant further notes the new disclosure is the same as the disclosure in the Registrant’s registration statement on Form N-14.

Comment No. 6

Principal Investment Strategies and Principal Investment Risks, page 2. Please make sure the Acquiring Fund strategy and risk disclosure in N-14 reflects the Staff comments below.

Response

Comment complied with by incorporating Staff comments on Amendment No. 163 regarding the Acquiring Fund strategy and risk disclosure into Registrant’s Pre-Effective Amendment No. 2 to Registration Statement on Form N-14, except as otherwise described herein.

Comment No. 7

Principal Investment Strategies, page 2. In the first sentence of the second paragraph, please move the reference to midsize companies to the third paragraph since the Russell 1000 Value Index is a large cap index and the 80% test is based on that.

Response

Registrant notes the Russell 1000 Value Index is comprised of both large and midsize U.S. companies. According to Morningstar, as of June 30, 2019, the Russell 1000 Value Index was comprised of 45.17% giant capitalization stocks, 33.42% large capitalization stocks and 19.94% mid-capitalization stocks. As such, the Principal Investment Strategies disclosure was not revised.

Comment No. 8

Principal Investment Strategies, page 2. Staff notes the Fund invests in convertible securities. Please supplementally inform the Staff whether the Fund intends to invest in contingent convertible securities (“CoCos”). If the Fund expects to invest in CoCos, the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos and the characteristics of the CoCos (e.g., credit quality, conversion triggers). If CoCos will be a principal type of investment, the Fund should provide a description of them, along with appropriate risk disclosure.

Response

The Fund does not currently intend to invest in CoCos. However, the Fund may decide to add CoCos as an investment option at a future time. If so, the exposure is anticipated to be minimal and not a principal investment strategy.

Comment No. 9

Principal Investment Strategies, page 2. With regard to the last sentence of paragraph 3, The term ‘significantly’ should be clarified so as not to be confused with the term “concentrate”, which is more than 25%.

Response

Comment complied with by updating the last sentence of the third paragraph to state, “The Fund may at times focus its investments in certain sectors, such as the financial sector.”

Comment No. 10

Principal Investment Risks, page 2. Staff notes Principal Investment Risks should not be in ABC order; they should be in order of significance to the Fund (e.g. equity securities risk before convertible, etc.).

Response

Comment complied with by re-ordering the Principal Investment Risks of the Fund in light of GWCM’s assessment of their relative significance under current market conditions.

Comment No. 11

Principal Investment Risks, Preferred Stock Risk, page 2. If this is a Principal Investment Risk, preferred stock should be specifically identified in the strategy disclosure above.

Response

Comment complied with by removing Preferred Stock Risk from the Principal Investment Risks.

Comment No. 12

Principal Investment Risks, Small and Medium Size Company Securities Risk, page 2. Staff notes the Principal Investment Strategy disclosure states the Fund will invest 80% in assets within the range of the Russell 1000 Value Index, which is a large cap index. Please add large cap risk to the Fund Summary and in Item 9.

Response

Comment complied with by adding large cap risk to the Fund Summary and in Item 9.

Comment No. 13

Purchase and Sale of Fund Shares, page 5. Please consider revising the last paragraph to eliminate the date in case the reorganization does not happen at that time. Can instead explain that Investor II Class shares are only available to former investors of Target Fund, acquired in reorganization, etc.

Response

Comment complied with by updating the disclosure to remove the date of the reorganization.

Comment No. 14

How the Sub-Advisers Select Investments, page 6. Please disclose how the sub-adviser determines when to buy and sell securities (see Item 9(b)(2)).

Response

Registrant notes the requirements of Item 9(b)(2) do not include disclosing how the sub-adviser determines when to buy and sell securities, but rather, how the sub-adviser decides which securities to buy and sell. As such, no additional disclosure was added.

Comment No. 15

Principal Investment Risks, Fixed Income Securities Risk, page 7. This risk should have disclosure that is more fulsome on each of these risks (e.g. interest rate, credit, etc).

Response

Registrant notes that while the Fund may invest in fixed income securities, exposure to such securities is not one of the most significant risks to the portfolio under current market conditions. The Registrant has reflected the significance of this exposure by the relative placement of this risk in the Principal Investment Risks section (as requested in the Staff’s comment number 10 above). In light of this assessment, Registrant believes the disclosure, which describes each of interest rate risk, income risk, credit risk, and call/prepayment risk, is sufficient.

Comment No. 16

Principal Investment Risks, Underlying Fund Risk, page 7. Is this a principal risk that should be included in the Fund Summary? If not, Staff notes it should be categorized below as “Other Risk Factors”.

Response

Comment complied with by removing the disclosure.

Comment No. 17

Management and Organization, Advisory Fees, page 9. Please specify the classes being referenced in the sentence that states “GWCM has contractually agreed to waive advisory fees or reimburse expenses if total annual fund operating expenses of a Class exceed 0.61% of the Class’s average daily net assets...”

Response

Registrant notes this sentence is applicable to all share classes and has revised the sentence to state: “GWCM has contractually agreed to waive advisory fees or reimburse expenses if total annual fund operating expenses of any Class exceed 0.61% of the Class’s average daily net assets, excluding Rule 12b-1 fees and Shareholder Services Fees, brokerage expenses, taxes, dividend interest on short sales, interest expenses, and any extraordinary expenses, including litigation costs (the “Expense Limit”).”

Comment No. 18

Management and Organization, Advisory Fees, page 9. With regard to the last sentence of the second paragraph, Staff notes, the Expense Cap should be permanent and should not be able to be discontinued on termination or amendment of the Investment Advisory Agreement. Please revise this sentence as well as the Investment Advisory and Expense Limitation Agreements.

Response

Registrant notes the Expense Cap survives the termination of the Expense Limitation Agreement. In general, GWCM has no ability to terminate the Expense Cap except upon termination of the investment advisory agreement between Great-West Funds and GWCM. Registrant revised the disclosure to reflect the above circumstances under which the Expense Cap may be terminated, but did not amend the Expense Limitation or Investment Advisory Agreements.

Comment No. 19

Shareholder Information, Investing in the Fund, page 11. Same as Staff Comment No. 13; please consider revising the last paragraph to eliminate the date in case the reorganization does not happen at that time. Can instead explain that Investor II Class shares are only available to former investors of Target Fund, acquired in reorganization, etc.

Response

Comment complied with by updating the disclosure to remove the date of the reorganization.

Comment No. 20

Statement of Additional Information, Cover Page. Please delete the last two sentences of the paragraph; should not incorporate by reference any financial statements for funds other than the Great-West Large Cap Value Fund.

Response

Registrant notes in addition to the Great-West Large Cap Value Fund, this Statement of Additional Information relates to 59 other funds. As such, Registrant did not remove the last two sentences of the paragraph.

Comment No. 21

Statement of Additional Information, Investment Advisory Services, Expense Reimbursement for Great-West Large Cap Value Fund, page 42. Please conform with any prospectus comments.

Response

Comment complied with by conforming with any prospectus comments.

Comment No. 22

Part C Exhibits, page C-2. With regard to the Amendment to Amended and Restated Investment Advisory Agreement, please include the permanent expense cap for Investor II Class.

Response

Registrant notes the expense cap for Investor II Class is addressed in the Expense Limitation Agreement.

Comment No. 23

Part C Exhibits, page C-10. Please include a new auditor’s consent with the filing.

Response

Comment complied with by including a new auditor’s consent with the filing.

Comment No. 24

Part C, Item 31. Business and Other Connection of Investment Advisor, page C-17. Staff notes that because the filing will need to be accelerated, the indemnification provision required by Rule 484 will need to be included.

Response

Registrant will not be seeking acceleration and as such did not include the indemnification provision required by Rule 484.

To assist the Commission staff, we are delivering a courtesy copy of Amendment No. 168, which is marked to reflect changes made since Post-Effective Amendment No. 163 to Mr. Mark Cowan of the Division of Investment Management Disclosure Review Office.

Please direct any questions or comments regarding Amendment No. 168 to me at (303) 737-4675.

Sincerely,

/s/ Ryan L. Logsdon

Ryan L. Logsdon

Vice President, Counsel & Secretary

Enclosures